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Michael J. Boland 312 715 5744 michael.boland@hklaw.com

March 9, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	CFC International, Inc.
Definitive Information Statement on Schedule 14C
File No. 000-27222

Ladies and Gentlemen:

On behalf of CFC International, Inc. (the “Company” or “CFCI”), enclosed for filing under the Securities Exchange Act of 1933, as amended, is the Definitive Information Statement on Schedule 14C (the “Definitive Information Statement”) together with the annexes to the Definitive Information Statement. References to “we” or “our” in the sections entitled “Company Response” are also to CFC International, Inc.

The Definitive Information Statement contains revisions that have been made to the Amendment No. 1 to the Preliminary Information Statement filed by the Company on February 24, 2006 in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated March 6, 2006. Set forth below are the Staff’s comments and the Company’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Unless otherwise indicated, references to page numbers below relate to the Definitive Information Statement which is marked to show changes from Amendment No. 1 to the Preliminary Information Statement as filed.

1.	We read your response to comment four of our letter dated February 13, 2006 and reissue this comment. In this regard, we note that the Summary and Q&A sections continue to include duplicative disclosure. For example, you discuss the material tax consequences in each section.

Company Response: In response to the Staff’s comment, we have substantially edited the Q&A section, by deleting the third, fourth and fifth questions and answers on prior page Q-1 and the first and third questions and answers on prior page Q-2.

Securities and Exchange Commission

March 9, 2006

2.	We read your response to comment nine of our letter dated February 13, 2006 and reissue this comment. In this regard, we note that the financing does not appear to be assured, especially in light of the fact that must be negotiated and the closing conditions satisfied. Further, we note that there does not appear to be any guarantee of CFCI Holdings’ obligations by QUAD-C. Please note that issue whether financial statements are required is not necessarily determined by whether the transaction is fair to shareholders, but by whether the acquirer has demonstrated its ability to satisfy the cash requirements of the transaction. See, for example, Section II.F.2.b. of SEC Release 33-7760 and Instruction 2(a) to Item 14.

Company Response: In response to the Staff’s comments, we have added additional disclosures at pages S-1, S-2, S-4, 1, 24 and 27 relating to CFCI Holdings, Inc. and the debt financing.

3.	We note that Houlihan Lokey’s calculations as to value are made on a “minority interest basis.” In this regard, we note the disclosure on page 20. Please discuss the impact of using this “minority interest basis.”

Company Response: In response to the Staff’s comments, we have added language on page 20 discussing Houlihan Lokey’s use of the term Minority Interest Basis.

* * * *

In addition to the above changes, we have added language on pages 7, 8, 13, 15, 18, 19, 27, 34 and 39 to clarify existing disclosures.

Questions or comments with respect to this letter or the Definitive Information Statement may be directed to the undersigned at (312) 715-5744 or by facsimile at (312) 578-6666.

Very truly yours,

HOLLAND & KNIGHT LLP

Michael J. Boland

MJB:ph

cc:	Roger F. Hruby, CFC International, Inc.
Dennis W. Lakomy, CFC International, Inc.
Leslie S. Grandis, McGuireWoods, LLP